EXCEED COMPANY LTD.

Annual General Meeting
June 21, 2011

Agenda

1.	Call to Order
2.
Adoption of the annual report and audited financial statements for the year ended December 31, 2010 and the inclusion thereof in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (vote by shareholders)

3.	Ratification of selection of independent registered public accounting firm (vote by shareholders)
4.	Questions from Members
5.	Adjournment

PROPOSAL NUMBER ONE

ADOPTION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS FOR
THE FISCAL YEAR 2010 AND INCLUSION THEREOF IN THE ANNUAL REPORT
ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE
COMMISSION

The Company’s audited financial statements for the year ended December 31, 2010 were prepared by the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and were audited by the Company’s independent auditors, Crowe Horwath, in accordance with the standards of the Public Company Accounting Oversight Board. At the Annual General Meeting, the stockholders will vote for the adoption of the Company’s annual audited financial statements for the fiscal year 2010 and the inclusion thereof in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission; however, the audited financial statements are not subject to change as a result of such vote. Officers of the Company will be available to answer any questions from the stockholders of the Company attending the Annual General Meeting regarding the Company’s financial results.

Vote Required and the Board’s Recommendation

The affirmative vote of a majority of the ordinary shares present in person or by proxy at the Annual General Meeting and voting on the proposal is required for the approval the adoption of the Company’s annual audited financial statements for the fiscal year 2010 and the inclusion thereof in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ADOPTION OF THE COMPANY’S ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2010 AND THE INCLUSION THEREOF IN THE ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

PROPOSAL NUMBER TWO
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Audit Committee of the Board has selected Crowe Horwath as our independent registered public accounting firm to perform the audit of our financial statements. Crowe Horwath was our independent registered public accounting firm for the year ended December 31, 2010. The firm is a registered public accounting firm with the Public Company Accounting Oversight Board (the “PCAOB”), as required by the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB.

Crowe Horwath representatives are expected to be present either in person or via teleconference at the Annual General Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

We are asking our stockholders to ratify the selection of Crowe Horwath as our independent registered public accounting firm. Although ratification is not required by our Memorandum and Articles of Association or otherwise, the Board is submitting the selection of Crowe Horwath to our stockholders for ratification as a matter of good corporate practice. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and our stockholders.

Vote Required and the Board’s Recommendation

The affirmative vote of a majority of the ordinary shares present in person or by proxy at the Annual General Meeting and voting on the proposal is required for the approval the ratification of the selection of Crowe Horwath as the Company’s independent auditor for the fiscal year 2011.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE RATIFICATION OF THE SELECTION OF CROWE HORWATH AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR 2011.